SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BRUSSELS
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FOUNDED 1866

SEC MAIL PROCESSING SECTION
JUN 1 8 2007
WASH. D.C. 209

Our Ref: 19160-10100

June 15, 2007

07024906

Securities and Exchange Commissio
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSEI
JUL 0 9 2007
THOMSON
FINANCIAL

7/5

HK1 396903v.4

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

CASUAL VACANCY OF AUDITORS

The Board of the Company announces that the resolution for re-appointment of MRM as the auditors of the Company was not passed by shareholders in the Annual General Meeting of the Company held on 11 June 2007. In accordance with the Articles of Association of the Company, the Board was authorised to appoint replacement auditors of the Company and to fix their remuneration. The replacement auditors will hold office until the conclusion of the next annual general meeting of the Company.

The board of directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") received a written notice from the Company's auditors, Moores Rowland Mazars ("MRM"), stating that their firm would be reorganised with effect from 1 June 2007 whereby some of their partners would join Mazars CPA Limited and the rest would join Grant Thornton. In the circumstances, the resolution of re-appointment of MRM as the auditors of the Company was not passed by shareholders in the Annual General Meeting of the Company held on 11 June 2007. In accordance with the Articles of Association of the Company, the Board was authorised to appoint replacement auditors of the Company and to fix their remuneration. The replacement auditors will hold office until the conclusion of the next annual general meeting of the Company. Further announcement will be made when the Board reaches a decision on the appointment of replacement auditors to fill in the casual vacancy. At this stage, the Board is not aware of any other matters that should be brought to the attention of the shareholders of the Company.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 14 June 2007

* *For identification purposes only*

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

END